03011407

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 2 8 2003 SEC MAIL PROCESSING WASH. D.C. 181 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 24784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Certigroup, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8302 Gulf of Mexico Blvd.

(No. and Street)

Marathon	FL	33050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Werbner 1-800-324-6982

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kolkhorst & Kolkhorst, C.P.A.'s

(Name – *if individual, state last, first, middle name*)

10943 N. Sam Houston Pkwy W. Suite 150 Houston, TX 77064

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/2003

OATH OR AFFIRMATION

I, Norman Werbner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Certigroup, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

PAMELA SHAW
Notary Public - State of Florida
My Commission Expires Sep 7, 2004
Commission # CC948487

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIGROUP, INC.
BALANCE SHEETS
December 31, 2002 and 2001

CONTENTS

	Page
Independent Auditors' Report	3
Balance Sheets	4
Notes to Financial Statements	5-6

KOLKHORST & KOLKHORST
CERTIFIED PUBLIC ACCOUNTANTS
10943 N. SAM HOUSTON PKWY., W., SUITE 150
HOUSTON, TEXAS 77064
(281) 477-9100
FAX: (281) 477-9191

Independent Auditors' Report

February 23, 2002

To the Board of Directors
Certigroup, Inc.
Houston, Texas

We have audited the accompanying balance sheets of Certigroup, Inc. as of December 31, 2002 and 2001. These balance sheets are the responsibility of the Company's management. Our responsibility is to express an opinion on these balance sheets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Certigroup, Inc. as of December 31, 2002 and 2001 in conformity with the accounting principles generally accepted in the United States of America.

Kolkhorst & Kolkhorst

CERTIFIED PUBLIC ACCOUNTANTS

CERTIGROUP, INC.

BALANCE SHEETS

ASSETS

	December 31, 2002	December 31, 2001
Current assets:		
Cash and cash equivalents, including interest bearing deposit of $324,887 in 2002 and $321,051 in 2001	$ 339,860	$ 362,109
Accounts receivable	16,577	10,349
Prepaid federal income tax	0	356
Prepaid state income tax	0	350
Total current assets	356,437	373,164
Property and equipment	8,880	8,880
Less accumulated depreciation	(6,991)	(5,852)
	1,889	3,028
Other assets		
Prepaid insurance	30,50	0
Total assets	$ 388,833	$ 376,192

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current liabilities:		
Federal income taxes payable	$ 0	$ 7,427
Total current liabilities	0	7,427
Long-term debt		
Subordinated debentures	100,000	100,000
Total liabilities	100,000	107,427
Stockholders' equity:		
Common stock of $.10 par value; 100,000 shares authorized, issued and outstanding	10,000	10,000
Retained earnings	278,833	258,765
	288,833	268,765
	$ 388,833	$ 376,192

See independent auditors' report and accompanying notes to financial.

CERTIGROUP, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 – **General Information and Significant Accounting Policies**

Certigroup, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934 (the "ACT"). The Company changed its name effective January 13, 1998 from Norman Werbner Investments, Inc.

The Company's primary source of revenues is from the placement of certificates of deposit and the management of portfolios. Revenues and related expenses are recorded upon completion and submission of all applicable agreements.

The Company records an allowance for uncollectible accounts receivable when management determines that full collection my be doubtful. Company management is not aware of any significant concentrations of credit or market risk related to receivables or other financial instruments reported in these financial statements.

Note 2 – **Election Under Subchapter S**

The absence of a provision for income taxes at December 31,2002 is due to the election by the company, and consent by its stockholders, to include their respective shares of taxable income of the Company in their individual tax returns. As a result, no federal income tax is imposed on the Company. This election under Subchapter S of the Internal Revenue Code was effective March 1, 2002

Note 3 – **Stockholder Equity**

In accordance with Rule 15c3-1 of the 1934 SEC Act, the Company is required to maintain net capital, as defined, such that the Company's aggregate indebtedness, as defined, shall not exceed fifteen times its net capital. The Company must also maintain net capital, as defined, of at least $250,000 for 2002 and $250,000 for 2001. The Company was in compliance with both requirements at December 31, 2002 and 2001, and for the years then ended.

Note 4 – **Subordinated Debentures**

Norman Werbner, the 100% shareholder, sole director and President of Certigroup, Inc., entered into a subordinated loan agreement for the equity capital with the Company on June 17, 1998, whereby Mr. Werbner loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement for equity capital effective July 18, 1998. Interest on the loan is payable monthly and the loan matures December 31, 2006.

Note 5 – **Prepaid Insurance**

The prepaid insurance at December 31, 2002 represents the purchase by the Company of a long term health care policy for the shareholder. Each year a portion of this policy will be amortized and distributed to the shareholder.